Exhibit 99.1

Sphere 3D Secures Order for 60,000 BTC Antminers,
One of the Largest Single Orders in Digital Mining
Industry History

Toronto, Ontario, September 21, 2021 - Sphere 3D Corp. (Nasdaq: ANY) ("Sphere 3D" or the "Company"), a company delivering containerization, virtualization, and data management solutions, announces that it made a US$85 million payment towards its previously announced purchase order for 60,000 bitcoin mining rigs ("miners").

The company has purchased 60,000 Antminer S19j Pros, currently considered the industry leading miner, which will commence delivery in November of 2021.  After certain adjustments to the original miner model mix, Sphere 3D will now be taking delivery of additional capacity from what was previously reported; with a total of 6.0 exahash of capacity once these deliveries are completed.  In addition, upon the closing of the Gryphon Digital Mining merger1, the combined companies will have a total capacity of 6.7 exahash, which is capable of producing in excess of 1,300 bitcoin per month, based on current difficulty rates2.

"We have raised in excess of US$200 million dollars over the last few weeks and are deploying a portion of that capital towards our initial purchase of miners in order to establish ourselves as a top miner in the industry." says Peter Tassiopoulos, Sphere 3D's CEO. Adding "With the first miners up and running at Gryphon and a total of 7,200 being delivered to them, the combined company has 67,200 state of the art machines in que for delivery, which will make us one of the top miners measured by exahash in the industry."

"We are very excited to be supplying Sphere with our fastest model mining rigs and support Sphere's goal of becoming the largest carbon neutral miner in the world." commented Leo Lu, CEO of BitFuFu Technology, the global strategic arm of Bitmain.

1As previously announced, the company has entered into an Agreement and Plan of Merger with Gryphon Digital Mining ("Gryphon") which is anticipated to close in the 4th Quarter of 2021.

2 Calculation is based on the operation of 67,200 miners with approximately 6.7 exahash operating at a combined network hashrate of 133.7 exahash.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) has a portfolio of brands, including HVE ConneXions, Unified ConneXions and SnapServer®, dedicated to helping customers achieve their IT goals. For more information on Sphere 3D, please visit www.sphere3d.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Any statements in this press release that are not statements of historical fact constitute forward- looking statements within the meaning of The Private Securities Litigation Reform Act of 1995, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements regarding the proposed merger and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed merger, the expected ownership of the combined company and the ability of the combined company to raise additional capital to complete its purchase of the Hertford assigned equipment contracts and the Gryphon business and opportunities relating to or resulting from the merger), and statements regarding the nature, potential approval and commercial success of Gryphon and its product line and the miners provided by Hertford, risks related to Gryphon's ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; the ability of Gryphon to report accurate audited financials, the ability to install and integrate the miners provided by Hertford, the effects of having shares of capital stock traded on the Nasdaq Capital Market, Gryphon's management team's ability to execute the post- merger operations, Gryphon's and the post-merger combined company's financial resources and cash expenditures. Forward-looking statements are usually identified by the use of words such as "believes," "anticipates," "expects," "intends," "plans," "ideal," "may," "potential," "will," "could" and similar expressions. Actual results may differ materially from those indicated by forward-looking statements as a result of various important factors and risks. These factors, risks and uncertainties include, but are not limited to: risks relating to the completion of the purchase of the miners from Hertford, including to raise additional capital to finance the ongoing operations of the business and the need for stockholder approval in connection with the issuance of Common Shares; risks relating to the completion of the Gryphon merger and consummation of the Hertford equipment purchased and entering into the carbon neutral hosting facility, including the need for stockholder approval and the satisfaction of closing conditions; risks related to Sphere 3D' ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; the cash balances of the combined company following the closing of the merger; the ability of Sphere 3D to remain listed on the Nasdaq Capital Market; the risk that as a result of adjustments to the exchange ratio, Sphere 3D shareholders, Gryphon stockholders or Hertford stockholder could own more or less of the combined company than is currently anticipated. In addition, the forward-looking statements included in this press release represent Sphere 3D, Gryphon's and Hertford's views as of the date hereof. Sphere 3D, Gryphon and Hertford anticipate that subsequent events and developments will cause their respective views to change. However, while Sphere 3D, Gryphon and Hertford may elect to update these forward-looking statements at some point in the future, Sphere 3D, Gryphon and Hertford specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Sphere 3D's, Gryphon's or Hertford's views as of any date subsequent to the date hereof.

Investor Contact

Kurt Kalbfleisch +1-858-495-4211

investor.relations@sphere3d.com